UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard

Westend S.A.

105 Grand-Rue

L-1661 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS:

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

43,247,893 (See Item 5)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

43,247,893 (See Item 5)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

43,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

55.2% (See Item 5)
14	TYPE OF REPORTING PERSON:

HC

Westend S.A., a Luxembourg societe anonyme (“Westend”), hereby amends, as set forth below, its Statement on Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006 and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006 (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 4.	Purpose of the Transaction.

The response to Item 4 of the Statement is hereby amended and supplemented by the following:

On January 26, 2007, the Company announced the repurchase of 8,548,027 shares of its Common Stock at a purchase price of $54.00 per share pursuant to the tender offer which expired on January 18, 2007 (the “Tender Offer”).

On February 2, 2007, pursuant to the terms of the Stock Purchase Agreement, dated as of December 17, 2006, between the Company and Artal Holdings Sp. z o.o. entered into in connection with the Tender Offer, the Company repurchased 10,511,432 shares of the Common Stock from Artal Holdings Sp. z o.o., an indirect subsidiary of the Reporting Person, at a purchase price of $54.00 per share, the price established by the Tender Offer. As a result of such repurchase, Artal Holdings Sp. z o.o. is the record owner of approximately 55.2% of the Common Stock outstanding (based on 97,477,075 shares of Common Stock issued and outstanding on November 30, 2006 minus the shares repurchased pursuant to the tender offer and the repurchase pursuant to the Stock Purchase Agreement), which is substantially equal to its ownership prior to the consummation of the Tender Offer and the repurchase from Artal Holdings Sp. z o.o.

Item 5.	Interest in Securities of the Issuer.

The response to Item 5 of the Statement is hereby amended and restated by the following:

The information contained on the cover pages of this Amendment No. 3 to Schedule 13D is incorporated herein by reference.

As the date hereof, Artal Holdings Sp. z o.o. was the record owner of 43,247,893 shares, or approximately 55.2%, of the Common Stock outstanding (based on 97,477,075 shares of Common Stock issued and outstanding on November 30, 2006 minus the shares repurchased pursuant to the Tender Offer and the repurchase pursuant to the Stock Purchase Agreement). Artal Luxembourg S.A. holds an irrevocable proxy with respect to 15,000,000 of these shares. Artal Holdings Sp. z o.o. is a subsidiary of Artal Luxembourg S.A., which is a subsidiary of Artal International S.A., which is a subsidiary of the Artal Group S.A., which is a subsidiary of the Reporting Person. Consequently, the Reporting Person may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock held of record by Artal Holdings Sp. z o.o.

Except as set forth in this Statement, to the best knowledge of the Reporting Person as of the date hereof, the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the information contained in Item 4 of this Amendment No. 3 to Schedule 13D, which is herein incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTEND S.A.

By:	/s/ Emile Vogt
Name:	Emile Vogt
Title:	Managing Director

Dated: February 2, 2007